1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 18, 2012

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Ms. Skeens:

In a March 6, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 52 (“PEA 52”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 54 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 3, 2012. PEA 52 was filed to register Administrative Class shares of the PIMCO Global Diversified Allocation Portfolio, a new series of the Registrant (the “Portfolio”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 52.

Prospectus

Comment 1: Certain information, particularly fees and expenses of the Portfolio and certain exhibits, is missing. Please confirm that missing information will be provided in a post-effective amendment.

Response: Comment accepted.

Comment 2: Delete footnotes 2 and 5 to the fee table that relate to interest expense as these footnotes are neither permitted nor required by Item 3 of Form N-1A.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Deborah D. Skeens April 18, 2012 Page 2

Response: PIMCO has determined that footnotes 2 and 5 are not applicable to the Portfolio at this time. Therefore, the footnotes have been deleted.

Comment 3: As required by Instruction 3(f)(vi) to Item 3 of Form N-1A, disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response: Comment accepted.

Comment 4: With respect to footnotes 3 and 4 to the fee table, confirm that the footnotes and corresponding line items in the fee table are consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A. Specifically, only include these footnotes and corresponding line items to the extent the applicable reimbursement and waiver arrangements actually reduce Portfolio operating expenses for no less than one year from the effective date of the registration statement.

Response: To the best of the Registrant’s knowledge and belief, the Portfolio’s contractual expense reimbursement and waiver arrangements will reduce actual expenses for no less than one year from the date of the Portfolios’ registration statement.

Comment 5: Footnotes 3 and 4 to the fee table describe certain expense reimbursements and/or fee waiver arrangements. Confirm that any adjustment to the 1- and 3-year periods of the Expense Example is made only for those period(s) for which the expense reimbursement and/or fee waiver arrangement is expected to continue.

Response: The expense limitation agreement upon which the organizational expense reimbursement described in footnote 3 is based renews automatically for additional one-year terms, unless the Portfolio’s Administrator provides written notice to the Portfolio of the termination (or non-renewal) of the agreement at least 30 days prior to the end of the then-current term.1 The contractual expense reimbursement and fee waiver described in footnote 4, is expected to continue indefinitely. Accordingly, each of the 1- and 3-year periods of the Expense Example has been adjusted to reflect the amounts reimbursed or waived pursuant to these contractual arrangements. In the unexpected event a contractual arrangement is terminated, the Registrant will promptly supplement the prospectus to reflect the increased expenses.

Comment 6: The Portfolio Summary—Principal Risks section includes Subsidiary Risk. Since the Subsidiary is subsequently defined in the Description of Principal Risks section, either define

[1]	The Registrant, not the Administrator, is permitted to terminate the agreement upon ninety (90) days’ prior written notice.

Deborah D. Skeens April 18, 2012 Page 3

Subsidiary in this section of the prospectus or cross-reference to the defined term provided outside of the Portfolio Summary. Also, the longer form of Subsidiary Risk within the Description of Principal Risks section discloses that the Subsidiaries are not registered under the 1940 Act and are not subject to all the investor protections of the 1940 Act. Add this type of disclosure to the Portfolio Summary—Principal Risks—Subsidiary Risk section.

Response: Comment accepted.

Comment 7: Certain principal risks are not discussed in the Principal Investment Strategies section, including Arbitrage Risk, Distressed Company Risk, and Smaller Company Risk. Add a discussion to the Principal Investment Strategies regarding the investments that give rise to these principal risks.

Response: The Portfolio invests in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which invest in securities of distressed companies and smaller companies or engage in an arbitrage strategy as part of their respective principal investment strategies. The Portfolio may also invest directly in Fixed Income Instruments (as disclosed in the Principal Investment Strategies section), which are defined in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus to include “corporate debt securities.” In addition, the Portfolio may invest directly in equity securities. The Principal Investment Strategies section states that “[w]ith respect to its direct or indirect (through a fund) investments in equity securities, there is no limitation on the market capitalization range of the issuers in which the Portfolio may invest.” Accordingly, the Registrant believes the Portfolio’s Principal Investment Strategies section adequately discusses the Portfolio’s potential investment in the securities addressed by Arbitrage Risk, Distressed Company Risk, and Smaller Company Risk.

Comment 8: Delete the second paragraph of the Portfolio Summary—Performance Information section relating to the Portfolio’s indexes. This disclosure is not required as no performance information is presented.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Portfolio and prospective investors.” The Registrant believes that a concise narrative description of the Portfolio’s indexes is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Portfolio’s performance against the performance of a broad-based securities market index, and is permitted to compare its performance against an additional index, the Registrant believes it is “effective communication” to concisely describe the indexes to investors, particularly since the indexes will serve as a benchmark for the Portfolio’s future performance.

Deborah D. Skeens April 18, 2012 Page 4

Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors.

Comment 9: The table in the Management of the Portfolio—Fund of Funds Fees section includes at least one footnote referencing a fee waiver that appears to have expired. Review this section and delete all footnotes relating to expired reimbursement or waiver arrangements.

Response: Comment accepted.

Part C

Comment 10: In response to Item 28(h) of Form N-1A, “forms of” a participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. Except where otherwise permitted by Rule 483(d)(2), please file executed copies of these agreements and not “form of” agreements. Alternatively, confirm supplementally that the executed agreements are substantially identical to the form of agreements previously filed as exhibits.

Response: Due to the large number of agreements involved and consistent with past practice, the current “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. The Registrant will make a copy of any executed participation agreement, services agreement or selling agreement available to the Staff upon request. In addition, the Registrant confirms that the executed agreements are substantially identical to the “form of” agreements previously filed as exhibits.

*                                 *                                 *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 52 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Deborah D. Skeens April 18, 2012 Page 5

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 18, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 54 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 3, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Dino Capasso

Ryan Leshaw